UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

ROCKWELL COLLINS
Retirement Savings
Plan

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2314475
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

400 Collins Road NE	52498
Cedar Rapids, Iowa	(Zip Code)
(Address of principal executive offices)

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement
Savings Plan
EIN#: 52-2314475, Plan #: 002

Financial Statements as of and for the
Years Ended December 31, 2017 and 2016,
Supplemental Schedule as of
December 31, 2017 and Report of Independent
Registered Public Accounting Firm

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator and Plan Participants
Rockwell Collins Retirement Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Rockwell Collins Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended , and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2016.
Minneapolis, Minnesota
June 27, 2018

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Non-interest bearing cash	$12,749,161	$15,169,670
Investments at fair value	3,898,938,722	3,158,280,376
Investments at contract value	261,997,597	274,219,760

Receivables:
Notes receivable from participants	30,256,563	35,238,904
Other receivables	66,484	100,483
Total receivables	30,323,047	35,339,387

Total assets	4,204,008,527	3,483,009,193

LIABILITIES:
Accrued expenses	(297,358)	(359,980)

NET ASSETS AVAILABLE FOR BENEFITS	$4,203,711,169	$3,482,649,213

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Investment income:
Net appreciation in value of investments	$674,772,246	$174,904,360
Interest and dividends	79,902,264	52,587,107
Net Investment income	754,674,510	227,491,467

Contributions:
Participant	135,961,024	132,731,907
Employer	103,419,927	95,764,078
Rollover	8,628,678	15,047,893
Total contributions	248,009,629	243,543,878

Interest from notes receivable from participants	1,406,403	1,612,653

Other income	196,033	296,122

Total additions	1,004,286,575	472,944,120

Deductions:
Benefit payments	(281,255,083)	(279,649,885)
Administrative expenses	(1,969,536)	(2,231,308)
Total deductions	(283,224,619)	(281,881,193)

Transfers:
Net transfers from merged plans	—	1,994,911

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	721,061,956	193,057,838

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	3,482,649,213	3,289,591,375

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$4,203,711,169	$3,482,649,213

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1. DESCRIPTION OF PLAN
This brief description of the Rockwell Collins Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General – The Plan is a defined contribution plan sponsored by Rockwell Collins, Inc. (the Company). The Rockwell Collins Employee Benefit Plan Committee controls and manages the operation and administration of the Plan. The assets are held in custody with Fidelity Management Trust Company (the Trustee). The Employee Benefit Plan Committee of the Company selects the investment options available to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is comprised of the following three sub-plans:

•	Salaried and Certain Hourly Employees (the Salaried sub-plan)

•	Bargaining Unit Employees (the Bargaining Unit sub-plan)

•	IMS Union Employees (the IMS Union sub-plan)
Each sub-plan maintains its own existing requirements and qualifications, as described below.
The Company acquired International Communications Group, Inc. (ICG) on August 6, 2015. ICG employees became eligible to participate in the Salaried sub-plan on January 1, 2016. Assets of $1,994,911 from the ICG Savings Plan were transferred into the Plan on March 28, 2016.
Eligibility – All U.S. based employees, except high school interns, are eligible to participate in the Plan immediately upon hire.
Contributions – The Plan provides that eligible employees may contribute up to a maximum of 50 percent of eligible compensation, as defined for each sub-plan. Eligible participants may make pre-tax or after-tax contributions, up to Internal Revenue Code (IRC) specified limits. Pre-tax contributions by highly compensated participants are limited to 20 percent of the participant's eligible compensation for the Salaried sub-plan and eight percent of the participant’s eligible compensation for the Bargaining Unit and IMS Union sub-plans. Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions, as specified in the IRC.
Company matching contributions are calculated each pay period, according to the following table:

Sub-plan	Company Contribution %	Basis
Salaried	62.5%	First 8% of eligible compensation contributed by participant
Bargaining Unit	50.0%	First 6% of eligible compensation contributed by participant
IMS Union	Not eligible	Not eligible
Company matching contributions are not made on the catch-up contributions discussed above.
Participant contributions are allocated according to the investment fund elections of the participant, while Company matching contributions are made to the Rockwell Collins Stock Fund. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the available investment funds at any time.
Newly eligible employees are automatically enrolled at a six percent pre-tax contribution rate in the Salaried sub-plan and at a one percent pre-tax contribution rate in the Bargaining Unit sub-plan. Newly eligible IMS Union employees are not automatically enrolled in the IMS Union sub-plan. Employees in the Salaried sub-plan with hire dates after January 1, 2016 contributing less than ten percent who have been automatically enrolled in the Plan will have their contribution rates increased by one percent each year on the anniversary of their eligibility unless they opt out of the annual increase program. Each May, employees contributing less than six percent to the Bargaining Unit sub-plan will have their contribution rates increased by one percent each year unless they opt out of the annual increase program. The IMS Union sub-plan does not automatically increase contribution percentages. For those participants who do not select an investment option, their contributions are invested in the default fund, which is the State Street Target Retirement Fund closest to the date the participant turns age 65. Participants may elect to change their contribution rate or transfer all or a portion of their balances to any of the available investment funds at any time.
Salaried sub-plan eligible employees receive Company retirement contributions each pay period, which are invested in the same investment funds and the same allocations as the participant's contributions to the Salaried sub-plan. Company retirement contributions are calculated as a percentage of retirement contribution eligible compensation, based on points corresponding to age plus years and months of credited service as follows:

Points	Contribution %
0-34	0.5%
35-44	1.0%
45-54	2.0%
55-64	3.5%
65-74	5.0%
75 & over	6.0%
A Bargaining Unit sub-plan agreement was reached in May 2013 between the Company and the International Brotherhood of Electrical Workers locals 1362 and 1634, as well as the International Union of Electric, Electrical, Salaried, Machine and Furniture Workers - Communications Workers of America local 86787. The contract covers a five year period from May 4, 2013 through May 4, 2018.
Participant Accounts – Individual accounts are maintained for each participant. Each participant’s account is increased for participant and Company contributions and an allocation of Plan earnings. Each participant’s account is decreased for withdrawals, participant transaction fees, record keeping fees and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined by the plan document. The benefit amount to which a participant is entitled is the vested balance in the participant’s account.
Voting rights are extended to participants in proportion to their interest in the Rockwell Collins Stock Fund. Participants’ accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
Investments – Participants may elect to have their contributions made to any of the investment funds in the Plan in one percent increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, employee contributions and Company retirement contributions are invested in the Plan's default fund.
Investment options available to participants include various mutual funds, collective trust funds, the Rockwell Collins Small Mid (SMID) Cap Value Fund, the Rockwell Collins Stable Value Fund and the Rockwell Collins Stock Fund:
Rockwell Collins SMID Cap Value Fund – The Rockwell Collins SMID Cap Value Fund is stated at fair value based on the underlying common stock investments, which are valued at the closing price reported on the active market on which the stock is traded on the last business day of the Plan year, and also includes cash.
Rockwell Collins Stable Value Fund – see Note 3, Rockwell Collins Stable Value Fund, for details.
Rockwell Collins Stock Fund – The Rockwell Collins Stock Fund invests principally in the common stock of the Company and holds cash or liquid short-term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Rockwell Collins Stock Fund holds one percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the various fund alternatives at any time.
The Plan has a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan (ESOP) feature as defined by the IRC. This option allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation, or to have the dividends reinvested in the Plan with taxes deferred. Dividend payments are automatically reinvested in the Plan unless the participant elects to receive the dividend as a taxable cash payment. Participants may change this election at any time.
Vesting – Each participant is fully vested at all times in the portion of the participant’s account that relates to participant contributions and earnings thereon.

Salaried and Bargaining Unit Sub-Plans – Vesting in the Company contribution portion of participant accounts, plus actual earnings thereon, is based on years of vesting service, as defined in the plan document. Generally, a participant is 100 percent vested after three years of vesting service, or when the participant reaches age 55 while employed by the Company.
IMS Non-Union Sub-Plan – When the IMS Non-Union sub-plan was integrated with the Salaried sub-plan effective 1/1/2017, partial vesting was given to participants who had less than three years of service. Participants with less than three years of service vested according to the following schedule:

Years of Service	Vesting Percentage
Less than one	0%
One but less than two	20%
Two but less than three	40%
Three or more	100%

A participant will also become 100 percent vested in Company matching contributions if the participant is on continuous layoff status for at least 30 days, incurs a disability while employed by the Company, works for a Rockwell Collins division or affiliated company at the time of its divestiture or dies while actively employed by the Company, including while performing qualified military service.
Notes Receivable from Participants – Notes may be obtained from the balance of a participant’s account in amounts not less than $1,000 and not greater than the lesser of $50,000, reduced by the participant’s highest outstanding note receivable balance during the 12-month period before the date of the note, or 50 percent of the participant’s vested account balance, less any outstanding notes. Participants may have one outstanding note at a time. Notes are collateralized by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus one percent on the last day of the month before the note is requested. Note repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence. Payments of principal and interest are credited to the participant’s account. Notes may be paid in full at any time.
Prior to January 1, 2016, participants in the Salaried and Bargaining Unit sub-plans could have two outstanding notes. Participants with two outstanding notes on December 31, 2015 are grandfathered under the plan’s old provisions until the notes are paid in full.
Note defaults occur when a participant, who is no longer an active employee, defaults on a note or receives an actual distribution that was offset by the note amount. These are classified as distributions from the Plan.
Rollovers – Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Payment of Benefits – Payment of benefits for lump sum distributions or non-hardship withdrawals must be received in cash, unless the withdrawal is made from the Rockwell Collins Stock Fund, in which case the withdrawal may be received in the form of Company stock or cash. Payment of benefits for installments or hardship withdrawals must be received in cash.
Active participants may withdraw certain amounts from their account. The funds available for participants under age 59-1/2 are funds in after-tax, rollover, ESOP dividend and vested Company matching sources. Participants may also withdraw pre-tax sources if they meet the requirements for a hardship withdrawal. At age 59-1/2 all vested sources may be withdrawn. Participant vested amounts are payable upon retirement, death or termination of employment.
Upon retirement or termination at or after age 55, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in monthly or annual installment payments for up to 10 years, subject to the distribution rules of the IRC, or the balance may remain in the Plan without further contributions.
Upon termination of employment prior to reaching age 55, participants may receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the IRC, or the balance may remain in the Plan without further contributions.
Forfeited Accounts – The non-vested portion of a participant’s account is forfeited when certain terminations described in the plan document occur. Forfeitures remain in the Plan and are used to reduce the Company’s contributions to the Plan or to pay administrative expenses of the Plan. The Plan contains specific break-in-service provisions that enable a participant’s account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2017 and 2016, forfeited non-vested accounts in the Plan totaled approximately $71,000 and $198,000, respectively. During the years ended December 31, 2017 and 2016, Company contributions in the Plan were reduced by approximately $713,000 and $1,413,000, respectively, from forfeited non-vested accounts.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, the Company has the authority, subject to any applicable collective bargaining agreement, to terminate or modify the Plan, or suspend contributions to the Plan, in accordance with ERISA. In the event that the Plan is terminated, each participant’s account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.
Reclassifications – Certain 2016 amounts have been reclassified in investments at fair value and non-interest bearing cash to conform with the 2017 presentation. These reclassifications had no effect on total assets or net assets available for benefits as previously reported.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition – Plan investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Shares of mutual funds are valued at the closing price reported on the active market on which the mutual funds are traded on the last business day of the Plan year, which represents the net asset value of shares held by the Plan at year end.
The Rockwell Collins Stock Fund is stated at fair value based on the underlying Company common stock, which is valued at the closing price reported on the active market on which the stock is traded on the last business day of the Plan year, and also includes a money market account.
The fair values of collective trusts are based on net asset values (NAVs). The NAVs, as obtained from the audited financial statements of the collective trusts at year end, are used as a practical expedient to estimate fair value. Each NAV is based on underlying investments held by each collective trust. The strategy of the funds is to approximate as closely as possible, the performance of a custom benchmark index over the long term, before expenses, while providing participants the ability to purchase and redeem units on an "as of" basis. As of December 31, 2017 and 2016, the funds had a fair value of $1,347,833,821 and $1,051,334,435, respectively, and unfunded commitments of $0. Funds may be redeemed immediately and no other redemption restrictions exist for these funds.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan, through credits from the recordkeeper for Plan investments and through quarterly fees charged to participants. Participants pay administrative costs for loan fees, overnight fees, withdrawal fees, qualified domestic relation orders and investment advisory services.
Payment of Benefits – Benefit payments are recorded when paid. Payment requests received before the market closes on December 31 of the respective year are processed and paid on the date requested. Payment requests received after the market closes are considered to be received on the next business day. Therefore, there were no participants who had elected to withdraw from the Plan but were not paid by December 31, 2017 and 2016.

3. ROCKWELL COLLINS STABLE VALUE FUND
The values of the assets held in the Rockwell Collins Stable Value Fund are represented at contract value. Each investment contract held in the fund is fully benefit-responsive for participant-initiated transactions. The underlying investments include:

•
Constant duration synthetic GIC investment contracts (GICs) that “wrap” underlying units of bank collective trusts. The bank collective trusts invest in high quality fixed income securities that are managed to closely match the characteristics and performance of certain fixed income indices. There are no known commitments or restrictions on the collective trusts. The Plan Sponsor has no plans to liquidate these funds. Each constant duration synthetic GIC investment contract has a contract value interest crediting rate that is reset each quarter, based on a pre-determined formula.

•
Fixed maturity synthetic GICs that “wrap” high quality fixed income assets that are intended to be held to their stated maturity. Each fixed maturity synthetic GIC investment contract has a contract value interest crediting rate that is reset each quarter, based on a pre-determined formula.

The Plan's ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include, but are not limited to the following:

•	The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

•	Premature termination of the contracts

•	Plan termination or merger

•	Changes to the Plan's prohibition on competing investment options

•	Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	An uncured violation of the Plan's investment guidelines

•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the agreements without the consent of the issuer

As of December 31, 2017 and 2016, the Rockwell Collins Stable Value Fund had a contract value of $261,997,597 and $274,219,760, respectively, and an unfunded commitment of $0. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also limit the ability of the Plan to transact at contract value with the participants.
4. FAIR VALUE MEASUREMENTS
The FASB’s standard related to fair value measurements defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The standard indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The standard established a valuation hierarchy for disclosure of the inputs to valuation techniques used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument
Level 3 - unobservable inputs based on the Plan's own assumptions used to measure assets and liabilities at fair value
Asset Valuation Techniques - Shares of mutual funds held are categorized as Level 1. They are valued at closing quoted market prices on the active market on which the mutual funds are traded on the last business day of the Plan year.
Shares of Company common stock are categorized as Level 1. They are valued based on the underlying Company common stock, which is valued at closing quoted market prices on the active market on which the stock is traded on the last business day of the Plan year. The interest-bearing cash underlying investment is categorized as Level 2.
The Rockwell Collins SMID Cap Value Fund is valued at the fair market value of its underlying investments. The common stock underlying investments are categorized as Level 1 and are valued at closing quoted market prices on the active market on which the stock is traded on the last business day of the Plan year.
Collective trust investments are measured at net asset value.
A financial asset's or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The fair value of the Plan assets as of December 31, 2017 and 2016 was as follows:
Fair Value Measurements
at December 31, 2017, using

		Significant other	Significant
	Quoted prices in	observable	unobservable	NAV as a
	active markets	inputs	inputs	practical
	(Level 1)	(Level 2)	(Level 3)	expedient	Total
Mutual funds	$1,750,796,545	$—	$—		$1,750,796,545
Rockwell Collins Stock Fund
Common stock	653,849,128	—	—		653,849,128
Interest-bearing cash	—	6,335,790	—		6,335,790
Rockwell Collins SMID Cap Value Fund
Common stock	140,123,438	—	—		140,123,438
Total assets in the fair value hierarchy	$2,544,769,111	$6,335,790	$—		$2,551,104,901
Investments measured at net asset value				1,347,833,821	1,347,833,821
Investments at fair value	$2,544,769,111	$6,335,790	$—	$1,347,833,821	$3,898,938,722

Fair Value Measurements
at December 31, 2016, using

		Significant other	Significant
	Quoted prices in	observable	unobservable	NAV as a
	active markets	inputs	inputs	practical
	(Level 1)	(Level 2)	(Level 3)	expedient	Total
Mutual funds	$1,468,017,974	$—	$—		$1,468,017,974
Rockwell Collins Stock Fund
Common stock	481,232,816	—	—		481,232,816
Interest-bearing cash	—	3,636,520	—		3,636,520
Rockwell Collins SMID Cap Value Fund
Common stock	154,058,631	—	—		154,058,631
Total assets in the fair value hierarchy	$2,103,309,421	$3,636,520	$—		$2,106,945,941
Investments measured at net asset value				1,051,334,435	1,051,334,435
Investments at fair value	$2,103,309,421	$3,636,520	$—	$1,051,334,435	$3,158,280,376
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no investments held by the Plan that changed levels during the years ended December 31, 2017 and 2016, respectively.
5. FEDERAL INCOME TAX STATUS
The Internal Revenue Service (the IRS) has determined and informed the Company by a letter dated November 30, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. On May 27, 2016, the Company filed an application (the Application) for the Plan for a compliance statement under the IRS Voluntary Correction Program (VCP) with respect to certain operational errors discovered by the Company. On November 7, 2017, the Company received a compliance statement from the IRS agreeing with the Company's proposed corrective methods and revised administrative procedures. All corrective actions have been implemented, and the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan's trust is currently tax-exempt. As a result, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2017 and 2016, the Plan held Company common stock with a market value of $660,184,918 and $484,869,336, respectively. During the year ended December 31, 2017 and 2016, the Plan recorded dividend income from the Company of $6,577,063 and $6,980,953, respectively.
Certain Plan investments were managed by the Trustee and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the year ended December 31, 2016, the following is a reconciliation of the decrease in net assets per the financial statements to the Form 5500:

2016
Investment income per the financial statements	$227,491,467
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(279,755)
Investment income per the Form 5500	$227,211,712

8. SUBSEQUENT EVENTS
The Plan has assessed subsequent events through June 27, 2018, the date the annual Plan report was filed with the Securities and Exchange Commission.
On September 4, 2017, the Company entered into a merger agreement providing for the acquisition of Rockwell Collins by United Technologies Corporation (UTC). If the UTC merger is consummated, the Company will become a wholly owned subsidiary of UTC. The transaction, which is expected to close by the third calendar quarter of 2018, is subject to the satisfaction of customary closing conditions and approval by certain regulators. At this time, the Plan Sponsor has not determined whether the Plans will be merged.
In May 2018, agreements were reached between the Company and the International Brotherhood of Electrical Workers locals 1362 (IBEW 1362), and 1634 (IBEW 1634), as well as the International Union of Electric, Electrical, Salaried, Machine and Furniture Workers - Communications Workers of America local 86787 (IUE-CWA 86787). The IBEW 1362 contract covers a four year period, the IBEW 1634 contract covers a five year period, and the IUE-CWA 86787 contract covers a three year period. All three contracts close participation in the Company's defined benefit plan to employees hired, rehired or transferred into each respective bargaining unit on or after May 5, 2018. Instead, these employees will receive a 62.5% Company match on the first 8% of eligible compensation contributed to the Plan plus a company non-elective contribution of 3% of eligible pay. Employees who were members of the IBEW 1362 and IUE-CWA 86787 bargaining units on or before May 4, 2018 will receive a 50% Company match on the first 8% of eligible compensation contributed to the Plan, up from a 50% match on the first 6% of eligible compensation contributed to the Plan. Employees who were members of the IBEW 1634 bargaining unit on or before May 4, 2018 will receive a 62.5% Company match on the first 8% of eligible compensation contributed to the Plan, up from a 50% match on the first 6% of eligible compensation contributed to the Plan.
During the plan year 2018, a Roth option was made available to all Plan participants.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN
EIN#: 52-2314475, PLAN #: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2017

Identity of Issue	Description of Investment	Current Value
Fidelity Capital & Income *	Mutual fund	$102,416,905
Fidelity Strategic Real Return *	Mutual fund	11,363,757
Fidelity Extended Market Index Fund Premium Class *	Mutual fund	100,376,425
Vanguard FTSE All-World	Mutual fund	75,600,095
Loomis Small-Cap Growth N	Mutual fund	135,095,946
Vanguard Institutional Index Plus	Mutual fund	377,921,521
Vanguard Prime-Cap Admiral	Mutual fund	432,345,332
MFS International Value R6	Mutual fund	127,321,788
MFS Value R6	Mutual fund	148,854,165
Vanguard Total BD Market Index	Mutual fund	239,500,611
Fidelity Diversified International *	Collective trust	101,028,868
Fidelity Blue Chip Growth *	Collective trust	174,543,936
Fidelity Mid-Cap *	Collective trust	206,545,810
State Street Target Retirement 2060	Collective trust	2,486,476
State Street Target Retirement Income	Collective trust	24,788,873
State Street Target Retirement 2015	Collective trust	40,845,015
State Street Target Retirement 2020	Collective trust	151,558,913
State Street Target Retirement 2025	Collective trust	174,102,425
State Street Target Retirement 2030	Collective trust	162,788,588
State Street Target Retirement 2035	Collective trust	93,588,720
State Street Target Retirement 2040	Collective trust	94,760,567
State Street Target Retirement 2045	Collective trust	54,718,445
State Street Target Retirement 2050	Collective trust	51,152,337
State Street Target Retirement 2055	Collective trust	14,924,848
Rockwell Collins SMID Cap Value Fund:
Aaron's, Inc.	Common stock	2,772,804
Aircastle Ltd.	Common stock	1,130,088
Allegiant Travel Co.	Common stock	2,015,000
American Campus Communities, Inc.	Common stock	2,309,374
Avis Budget Group, Inc.	Common stock	2,040,903
Avnet, Inc.	Common stock	1,541,020
Axalta Coating Systems Ltd.	Common stock	4,193,435
B&G Foods, Inc.	Common stock	2,814,847
BankUnited, Inc.	Common stock	5,617,772
BOK Financial Corp.	Common stock	3,169,623
Borgwarner, Inc.	Common stock	4,350,773
Boston Scientific Corp.	Common stock	3,114,987
Brighthouse Financial, Inc.	Common stock	1,145,239
Broadridge Financial Solutions, Inc.	Common stock	908,065
Brown & Brown, Inc.	Common stock	2,320,640
Cimarex Energy Co.	Common stock	4,322,448
Colfax Corp.	Common stock	2,222,444
(Continued on next page)

Identity of Issue	Description of Investment	Current Value
Colony NorthStar, Inc. (Cl. A)	Common stock	$750,150
CommScope Holding Co., Inc.	Common stock	2,107,888
Coty, Inc. (Cl A)	Common stock	1,445,367
CubeSmart	Common stock	3,557,015
Edgewell Personal Care Co.	Common stock	1,374,641
Enstar Group Ltd.	Common stock	1,019,609
First Horizon National Corp.	Common stock	2,129,015
First Republic Bank	Common stock	2,283,657
Flowers Foods, Inc.	Common stock	2,278,232
Fortis, Inc.	Common stock	798,489
Goodyear Tire & Rubber Co.	Common stock	1,457,536
Hanesbrands, Inc.	Common stock	1,895,492
Hub Group, Inc.	Common stock	4,000,177
iStar, Inc.	Common stock	1,774,111
Jones Lang Lasalle, Inc.	Common stock	2,721,696
Juniper Networks, Inc.	Common stock	3,254,016
Keysight Technologies, Inc.	Common stock	1,688,877
Kirby Corp.	Common stock	3,400,988
Lifepoint Health, Inc.	Common stock	2,848,311
Mid-America Apartment Communities, Inc.	Common stock	1,744,213
Molson Coors Brewing Co. (Cl B)	Common stock	1,960,570
Nationstar Mortgage Holdings, Inc.	Common stock	3,174,970
Navigators Group, Inc.	Common stock	1,584,893
NVR, Inc.	Common stock	3,964,289
Orthofix International N.V.	Common stock	940,238
Parker Hannifin Corp.	Common stock	1,144,791
Popular, Inc.	Common stock	1,599,676
Post Holdings, Inc.	Common stock	3,591,417
Red Rock Resorts, Inc.	Common stock	4,308,834
Reinsurance Group of America	Common stock	2,573,001
Sanmina-SCI Corp.	Common stock	725,571
SPX Flow, Inc.	Common stock	1,723,117
SVB Financial Group	Common stock	2,347,986
Tegna, Inc.	Common stock	2,175,684
Treehouse Foods, Inc.	Common stock	856,598
UGI Corp.	Common stock	3,074,004
Validus Holdings Ltd	Common stock	3,056,603
Vantiv, Inc.	Common stock	3,249,586
Whirlpool Corp.	Common stock	1,740,365
Willis Towers Watson PLC	Common stock	5,728,932
XL Group Ltd.	Common stock	2,083,371
Rockwell Collins Stable Value Fund:
Fidelity (STIF)*	Interest-bearing cash	11,823,528
Voya	Constant duration synthetic GIC, 2.25%	240,948
Blackrock 1-3 Year Government Bond Index Fund	55,256 units	6,396,507
Blackrock Mortgage-Backed Securities Index Fund	250,139 units	12,821,649
Blackrock Commercial Mortgage-Backed Securities Index Fund	67,794 units	1,953,762
(Continued on next page)

Identity of Issue	Description of Investment	Current Value
Blackrock Intermediate Government Bond Index Fund	124,657 units	$5,268,776
Blackrock Intermediate Term Credit Bond Index Fund	289,973 units	15,876,163
Blackrock Asset-Backed Securities Index Fund	291,669 units	10,033,651
Blackrock 1-3 Year Credit Bond Index Non-Lendable Fund	278,881 units	3,343,512
Transamerica Premier Life	Constant duration synthetic GIC, 2.07%	231,741
Blackrock 1-3 Year Government Bond Index Fund	92,911 units	10,755,608
Blackrock Asset-Backed Securities Index Fund	268,556 units	9,238,549
Blackrock Commercial Mortgage-Backed Securities Index Fund	62,422 units	1,798,943
Blackrock Intermediate Term Credit Bond Index Fund	51,595 units	2,824,874
Blackrock Mortgage-Backed Securities Index Fund	230,317 units	11,805,612
Blackrock 1-3 Year Credit Bond Index Non-Lendable Fund	1,238,736 units	14,851,253
RGA Reinsurance Company	Constant duration synthetic GIC, 2.16%	224,260
Blackrock 1-3 Year Government Bond Index Fund	41,214 units	4,771,080
Blackrock Mortgage-Backed Securities Index Fund	186,557 units	9,563,050
Blackrock Commercial Mortgage-Backed Securities Index Fund	50,565 units	1,457,222
Blackrock Intermediate Government Bond Index Fund	92,944 units	3,928,369
Blackrock Intermediate Term Credit Bond Index Fund	216,190 units	11,836,509
Blackrock Asset-Backed Securities Index Fund	217,542 units	7,483,606
Blackrock 1-3 Year Credit Bond Index Non-Lendable Fund	208,004 units	2,493,769
Bank of Tokyo - Mitsubishi	Constant duration synthetic GIC, 2.17%	212,967
Blackrock 1-3 Year Government Bond Index Fund	41,215 units	4,771,085
Blackrock Mortgage-Backed Securities Index Fund	186,567 units	9,563,059
Blackrock Commercial Mortgage-Backed Securities Index Fund	50,565 units	1,457,223
Blackrock Intermediate Government Bond Index Fund	92,944 units	3,928,372
Blackrock Intermediate Term Credit Bond Index Fund	216,191 units	11,836,529
Blackrock Asset-Backed Securities Index Fund	217,542 units	7,483,613
Blackrock 1-3 Year Credit Bond Index Non-Lendable Fund	208,004 units	2,493,771
Prudential Insurance Company of America	Constant duration synthetic GIC, 2.28%	88,734
Prudential Core Conservative Intermediate Bond Fund	1,549,652 units	20,332,489
American General (1635893)	Fixed maturity synthetic GIC, 1.37%	394,878
AGL Cash	Cash and cash equivalents	508,382
US Treasury T 1 1/4 12/15/18	US Government Securities	649,944
US Treasury T 0 3/4 07/15/19	US Government Securities	3,196,598
Fannie Mae FNR 2011-63 MV	US Government Securities	224,824
Fannie Mae FNR 2010-120 GA	US Government Securities	41,492
Fannie Mae FNR 2011-36 QC	US Government Securities	41,565
Fannie Mae FNR 2010-128 LA	US Government Securities	61,718
Fannie Mae FNR 2015-48 DB	US Government Securities	370,371
Fannie Mae FN MA1139	US Government Securities	241,530
Fannie Mae FNR 2011-15 VA	US Government Securities	1,221,150
Fannie Mae FNR 2011-87 JA	US Government Securities	641,246
Fannie Mae FNR 2015-11 B	US Government Securities	714,944
Fannie Mae FNR 2011-132 A	US Government Securities	497,754
Fannie Mae FNR 2011-79 GC	US Government Securities	1,065,649
Freddie Mac FHR 2668 AZ	US Government Securities	12,218
Freddie Mac FHR 3893 HC	US Government Securities	66,099
Freddie Mac FHR 2591 QO	US Government Securities	2,676
(Continued on next page)

Identity of Issue	Description of Investment	Current Value
Freddie Mac FHR 4486 JN	US Government Securities	$345,849
Freddie Mac FHR 4001 MH	US Government Securities	361,729
Freddie Mac FHR 3738 VA	US Government Securities	1,141,455
Freddie Mac FHR 3970 DA	US Government Securities	701,560
Freddie Mac FHR 4015 ME	US Government Securities	1,407,586
Freddie Mac FHR 3707 HB	US Government Securities	1,170,585
Govt Natl Mortgage Assoc GNR 2009-64 VU	US Government Securities	63,559
Govt Natl Mortgage Assoc GNR 2011-45 LG	US Government Securities	81,210
Govt Natl Mortgage Assoc GNR 2011-17 JA	US Government Securities	54,192
Govt Natl Mortgage Assoc GNR 2012-38 TE	US Government Securities	71,095
Govt Natl Mortgage Assoc GNR 2012-7 AD	US Government Securities	233,170
Govt Natl Mortgage Assoc GNR 2010-151 DQ	US Government Securities	168,941
Govt Natl Mortgage Assoc GNR 2012-71 AJ	US Government Securities	655,715
Govt Natl Mortgage Assoc GNR 2010-167 MK	US Government Securities	636,676
Govt Natl Mortgage Assoc GNR 2015-179 GJ	US Government Securities	1,167,806
Govt Natl Mortgage Assoc GNR 2012-12 GE	US Government Securities	369,818
Govt Natl Mortgage Assoc GNR 2013-41 PA	US Government Securities	1,508,691
Govt Natl Mortgage Assoc GNR 2013-127 A	US Government Securities	113,273
Govt Natl Mortgage Assoc GNR 2013-193 A	US Government Securities	181,536
Capital One Multi Trust COMET 2015-A1 A	Corporate Debt Securities	600,025
Discover Card Mstr Trust DCENT 2016-A1 A1	Corporate Debt Securities	1,147,199
Chase Issuance Trust CHAIT 2016-A4 A4	Corporate Debt Securities	1,475,167
CitibankCC Issuance Trust CCCIT 2017-A3 A3	Corporate Debt Securities	818,558
Carmax Auto Owners Trust CARMX 2014-4 A3	Corporate Debt Securities	38,456
Nissan Auto Rec OT NAROT 2015-B A3	Corporate Debt Securities	384,349
Carmax Auto Owners Trust CARMX 2016-1 A3	Corporate Debt Securities	973,419
World Omni Auto Rec WOART 2016-A A3	Corporate Debt Securities	1,197,180
Mercedes-Benz Auto MBART 2016-1 A3	Corporate Debt Securities	695,636
John Deere Owner Trust JDOT 2016-A A3	Corporate Debt Securities	857,179
Case New Holland CNH 2016-C A3	Corporate Debt Securities	742,917
AEP Texas Cent Trans Fndg AEPTC 2012-1 A2	Corporate Debt Securities	511,422
Appalachian Consumer RRF AEPWV 2013-1 A1	Corporate Debt Securities	403,728
Centerpnt Energy Trans Co CNP 2009-1 A3	Corporate Debt Securities	1,383,132
Duke Energy Corp DUK 1.731 09/01/22	Corporate Debt Securities	689,122
CSAIL Comm. Mort. Trust CSAIL 2015-C1 A1	Corporate Mortgage-Backed Securities	145,428
Morgan Stanley Capital MSC 2015-MS1 A1	Corporate Mortgage-Backed Securities	350,487
Morgan Stanley BAML Trust MSBAM 2015-C26 A1	Corporate Mortgage-Backed Securities	314,549
Commercial Mortgage Pass COMM 2012-CR5 A2	Corporate Mortgage-Backed Securities	112,116
GS Mtge Securities Co II GSMS 2016-GS2 A2	Corporate Mortgage-Backed Securities	1,252,929
Morgan Stanley Capital MSC 2016-UB11 A2	Corporate Mortgage-Backed Securities	1,492,420
Wells Fargo Comm Mortgage WFCM 2016-LC24 A2	Corporate Mortgage-Backed Securities	748,193
Morgan Stanley BAML Trust MSBAM 2016-C31 A1	Corporate Mortgage-Backed Securities	1,085,189
UBS Comm Mortgage Trust UBSCM 2012-C1 A3	Corporate Mortgage-Backed Securities	1,000,530
Rockwell Collins Stock Fund *
Rockwell Collins, Inc.*	Common stock	653,849,128
Fidelity Instl Cash US Govt Fund*	Interest-bearing cash	6,335,790
(Continued on next page)

Identity of Issue	Description of Investment	Current Value
Participant loans *	Interest rates ranging from 4.25% to 8.75%, due from 2018 to 2030	30,256,563
Assets held at December 31, 2017		$4,191,192,882
* Denotes a party-in-interest to the Plan.
Cost information is not required for participant-directed investments and therefore is not included.
See accompanying Independent Auditor's Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

/s/ Rosa F. Barone	Date:	June 27, 2018
Rosa F. Barone
Plan Administrator

/s/ Patrick E. Allen	Date:	June 27, 2018
Patrick E. Allen
Senior Vice President & Chief Financial Officer